Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Qualified Retirement Plans Committee of
First Niagara Financial Group, Inc.:
We consent to the incorporation by reference in the Registration Statement (File No. 333-105525) on Form S-8 of First Niagara Financial Group 401(k) Plan of our report dated June 24, 2010, with respect to the statements of net assets available for benefits of First Niagara Financial Group 401(k) Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at year end) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of First Niagara Financial Group 401(k) Plan.
Bonadio & Co., LLP
June 24, 2010
Williamsville, NY